UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 0-17863

CUSIP NUMBER:  210909-10-7

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 20-F   For Period Ended: 30 June 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: CONTINENTAL ENERGY CORPORATION

Address of Principal Executive Office: 14001 DALLAS PARKWAY, SUITE 1200, DALLAS, TEXAS 75240, USA

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

XXX	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant respectfully notifies the Securities and Exchange Commission that it requires additional time to complete its annual report on Form 20-F for the 11 month fiscal period ended June 30, 2006.  The Company is unable to file due to unexpected delays in calculating the U.S. GAAP reconciliation on its Canadian GAAP financial statements as required for the Form 20 F filing.

The Company has already filed unqualified audited financial statements in Canadian GAAP for its June 30, 2006 fiscal year end with the British Columbia Securities Commission on SEDAR in the Company's home jurisdiction.

The Company is currently working with its independent auditors to complete the U.S. GAAP reconciliations and the Company expects to file its Form 20-F annual report within 15 days of the due date.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

James D. Eger, CFO, Office Phone 972-934-6774

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). YES

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? NO

Continental Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized director and officer:

/s/ James D. Eger

By James D. Eger, Director & CFO

Date 27 December 2006